================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------
                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

                                (Amendment No.1)

                            Daleen Technologies, Inc.

                                (Name of Issuer)

              Common Stock,
          par value $0.01 per share                          23437N10
--------------------------------------------------------------------------------
    (Title of class of securities)                       (CUSIP number)


                                  Michael Huber
                              Quadrangle Group LLC
                           375 Park Avenue, 14th Floor
                            New York, New York 10152
                                 (212) 418-1700
--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)


                                   May 7, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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

-------------------------------                  -------------------------------
CUSIP No. 23437N10                     13D                   Page 2
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON     Quadrangle Capital Partners LP
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM  2(d) OR 2(e):                                                    [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware

--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER:         0
   NUMBER OF
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:       74,390,606*
   OWNED BY
     EACH            -----------------------------------------------------------
   REPORTING          9    SOLE DISPOSITIVE POWER:    0
    PERSON
     WITH            -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 74,390,606*

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.98%**

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON: PN

--------------------------------------------------------------------------------

* As to limited matters described in this Amendment No. 1. An aggregate of 381,331 shares of Daleen Preferred Stock and an aggregate amount of 27,696,511 shares of Daleen Common Stock is subject to the Voting Agreements described herein. As represented in the Form 10-K filed by the Company for the year ended December 31, 2003, each share of Daleen Preferred Stock was convertible into
122.4503 shares of Daleen Common Stock. The share amounts have been adjusted pursuant to such rate of conversion. See Item 5 below.

** Calculated based on 46,929,372 shares of Daleen Common Stock and 449,237 shares of Daleen Preferred Stock outstanding as of May 7, 2004, as represented by the Company in the Merger Agreement and giving effect to the conversion of all outstanding shares of Daleen Preferred Stock as the shares of Daleen Common Stock and Daleen Preferred Stock vote together as a class on all matters including the matters that are the subject of the Voting Agreements. See Item 5 below.

-------------------------------                  -------------------------------
CUSIP No. 23437N10                     13D                   Page 3
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON     Quadrangle Select Partners LP
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM  2(d) OR 2(e):                                                    [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware

--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER:         0
   NUMBER OF
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:       74,390,606*
   OWNED BY
     EACH            -----------------------------------------------------------
   REPORTING          9    SOLE DISPOSITIVE POWER:    0
    PERSON
     WITH            -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 74,390,606*

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.98%**

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON: PN

--------------------------------------------------------------------------------

* As to limited matters described in this Amendment No. 1. An aggregate of 381,331 shares of Daleen Preferred Stock and an aggregate amount of 27,696,511 shares of Daleen Common Stock is subject to the Voting Agreements described herein. As represented in the Form 10-K filed by the Company for the year ended December 31, 2003, each share of Daleen Preferred Stock was convertible into
122.4503 shares of Daleen Common Stock. The share amounts have been adjusted pursuant to such rate of conversion. See Item 5 below.

** Calculated based on 46,929,372 shares of Daleen Common Stock and 449,237 shares of Daleen Preferred Stock outstanding as of May 7, 2004, as represented by the Company in the Merger Agreement and giving effect to the conversion of all outstanding shares of Daleen Preferred Stock as the shares of Daleen Common Stock and Daleen Preferred Stock vote together as a class on all matters including the matters that are the subject of the Voting Agreements. See Item 5 below.

-------------------------------                  -------------------------------
CUSIP No. 23437N10                     13D                   Page 4
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON     Quadrangle Capital Partners-A LP
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM  2(d) OR 2(e):                                                    [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware

--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER:         0
   NUMBER OF
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:       74,390,606*
   OWNED BY
     EACH            -----------------------------------------------------------
   REPORTING          9    SOLE DISPOSITIVE POWER:    0
    PERSON
     WITH            -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 74,390,606*

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.98%**

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON: PN

--------------------------------------------------------------------------------

* As to limited matters described in this Amendment No. 1. An aggregate of 381,331 shares of Daleen Preferred Stock and an aggregate amount of 27,696,511 shares of Daleen Common Stock is subject to the Voting Agreements described herein. As represented in the Form 10-K filed by the Company for the year ended December 31, 2003, each share of Daleen Preferred Stock was convertible into
122.4503 shares of Daleen Common Stock. The share amounts have been adjusted pursuant to such rate of conversion. See Item 5 below.

** Calculated based on 46,929,372 shares of Daleen Common Stock and 449,237 shares of Daleen Preferred Stock outstanding as of May 7, 2004, as represented by the Company in the Merger Agreement and giving effect to the conversion of all outstanding shares of Daleen Preferred Stock as the shares of Daleen Common Stock and Daleen Preferred Stock vote together as a class on all matters including the matters that are the subject of the Voting Agreements. See Item 5 below.

-------------------------------                  -------------------------------
CUSIP No. 23437N10                     13D                   Page 5
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON     Quadrangle GP Investors LP
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM  2(d) OR 2(e):                                                    [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware

--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER:         0
   NUMBER OF
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:       74,390,606*
   OWNED BY
     EACH            -----------------------------------------------------------
   REPORTING          9    SOLE DISPOSITIVE POWER:    0
    PERSON
     WITH            -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 74,390,606*

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.98%**

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON: PN

--------------------------------------------------------------------------------

* As to limited matters described in this Amendment No.1. An aggregate of 381,331 shares of Daleen Preferred Stock and an aggregate amount of 27,696,511 shares of Daleen Common Stock is subject to the Voting Agreements described herein. As represented in the Form 10-K filed by the Company for the year ended December 31, 2003, each share of Daleen Preferred Stock was convertible into
122.4503 shares of Daleen Common Stock. The share amounts have been adjusted pursuant to such rate of conversion. See Item 5 below.

** Calculated based on 46,929,372 shares of Daleen Common Stock and 449,237 shares of Daleen Preferred Stock outstanding as of May 7, 2004, as represented by the Company in the Merger Agreement and giving effect to the conversion of all outstanding shares of Daleen Preferred Stock as the shares of Daleen Common Stock and Daleen Preferred Stock vote together as a class on all matters including the matters that are the subject of the Voting Agreements. See Item 5 below.

-------------------------------                  -------------------------------
CUSIP No. 23437N10                     13D                   Page 6
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON     Quadrangle GP Investors LLC
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS:  N/A

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM  2(d) OR 2(e):                                                    [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware

--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER:         0
   NUMBER OF
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:       74,390,606*
   OWNED BY
     EACH            -----------------------------------------------------------
   REPORTING          9    SOLE DISPOSITIVE POWER:    0
    PERSON
     WITH            -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 74,390,606*

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.98%**

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON: OO

--------------------------------------------------------------------------------

* As to limited matters described in this Amendment No. 1. An aggregate of 381,331 shares of Daleen Preferred Stock and an aggregate amount of 27,696,511 shares of Daleen Common Stock is subject to the Voting Agreements described herein. As represented in the Form 10-K filed by the Company for the year ended December 31, 2003, each share of Daleen Preferred Stock was convertible into
122.4503 shares of Daleen Common Stock. The share amounts have been adjusted pursuant to such rate of conversion. See Item 5 below. The managing members of Quadrangle GP Investors LLC are Steven Rattner, David A. Tanner, Peter R. Ezersky, Joshua L. Steiner and Michael Huber. The managing members of Quadrangle GP Investors LLC may be deemed to share voting power with respect to the 74,390,606 shares of Daleen Common Stock held by the Reporting Persons. However, each of the managing members of Quadrangle GP Investors LLC disclaims beneficial ownership of such shares.

** Calculated based on 46,929,372 shares of Daleen Common Stock and 449,237 shares of Daleen Preferred Stock outstanding as of May 7, 2004, as represented by the Company in the Merger Agreement and giving effect to the conversion of all outstanding shares of Daleen Preferred Stock as the shares of Daleen Common Stock and Daleen Preferred Stock vote together as a class on all matters including the matters that are the subject of the Voting Agreements. See Item 5 below.

Item 1.   Security and Issuer.

          This Amendment No. 1 to a Schedule 13D (the "Initial Schedule 13D") filed on May 18, 2004 by the Reporting Persons, amends and restates the Initial
Schedule 13D in its entirety. This Amendment No. 1, like the Initial Schedule 13D, relates to the shares of common stock, par value $0.01 per share (the "Daleen Common Stock"), of Daleen Technologies, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 902 Clint Moore Road, Suite 230, Boca Raton, Florida 33487.

Item 2.   Identity and Background.

          This Amendment No. 1 is filed by Quadrangle Capital Partners LP ("QCP"), Quadrangle Select Partners LP ("QSP"), Quadrangle Capital Partners-A LP ("QCP-A"), Quadrangle GP Investors LP ("QGP LP") and Quadrangle GP Investors LLC ("QGP LLC" and collectively with QCP, QSP, QCP-A and QGP LP, the "Reporting Persons").

          QCP is a Delaware limited partnership with its principal executive offices located at 375 Park Avenue, New York, NY 10152. QSP is a Delaware limited partnership with its principal executive offices located at 375 Park Avenue, New York, NY 10152. QCP-A is a Delaware limited partnership with its principal executive offices located at 375 Park Avenue, New York, NY 10152. The principal business activity of each of QCP, QSP and QCP-A is investing in securities and committing capital to companies in the media and communications sectors.

          The sole general partner of each of QCP, QSP and QCP-A is QGP LP. QGP LP is a Delaware limited partnership with its principal executive offices located at 375 Park Avenue, New York, NY 10152. The principal business activity of QGP LP is acting as the general partner of each of QCP, QSP and QCP-A and other similar entities.

          The sole general partner of QGP LP is QGP LLC. QGP LLC is a Delaware limited liability company with its principal executive offices located at 375 Park Avenue, New York, NY 10152. The principal business activity of QGP LLC is acting as the general partner of QGP LP and other similar entities.

          Messrs. Steven Rattner, David A. Tanner, Peter R. Ezersky, Joshua L. Steiner and Michael Huber are the managing members generally responsible for investment-related matters of QGP LLC. Mr. Rattner is also the coordinating member of QGP LLC. Each of Messrs. Rattner, Tanner, Ezersky, Steiner and Huber is a United States citizen. The principal occupation of each of Messrs. Rattner, Tanner, Ezersky, Steiner and Huber is serving as an executive officer, director or managing member of one or more of QGP LLC and its affiliates. The principal business address of each of Messrs. Rattner, Tanner, Ezersky, Steiner and Huber is c/o Quadrangle Group LLC, 375 Park Avenue, 14th Floor, New York, NY 10152. Messrs. Steven Rattner, David A. Tanner, Peter R. Ezersky, Joshua L. Steiner and Michael Huber disclaim beneficial ownership of any shares of Daleen Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

          During the last five years none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the other persons named in this
Item 2, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          No shares of Daleen Common Stock will be purchased pursuant to the Voting Agreements. The Reporting Persons may be deemed to have obtained beneficial ownership of Daleen Common Stock pursuant to the Voting Agreements described below based on the voting power of the Reporting Persons with respect to the covered shares.

          On May 7, 2004, QCP, QSP and QCP-A entered into separate voting agreements (each, a "Voting Agreement" and collectively, the "Voting Agreements") with, (a) Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P. (collectively, the "Behrman Stockholders"); (b) Harbourvest Partners VI
- Direct Fund, L.P. and Harbourvest Partners V - Direct Fund, L.P. (collectively, the "Harbourvest Stockholders"); and (c) SAIC Venture Capital Corporation (together with the Behrman Stockholders and the Harbourvest Stockholders, the "Stockholders"). The Stockholders entered into the Voting Agreements as an inducement for QCP, QSP and QCP-A to enter into the Investment Agreement discussed in Item 4 and in consideration thereof. QCP, QSP and QCP-A have not paid additional consideration to the Stockholders or the Company in connection with the execution and delivery of the Voting Agreements.

Item 4.  Purpose of Transaction.

(a)-(j) On May 7, 2004, (i) QCP, QSP and QCP-A entered into a Transaction Support Agreement (the "Transaction Support Agreement"), by and among QCP, QSP, QCP-A, the Company, Daleen Holdings, Inc. ("Newco"), Behrman Capital II, L.P. ("Behrman"), Strategic Entrepreneur Fund II, L.P. ("SEF"), Protek Telecommunications Solutions Ltd. ("Protek"), Paul A. Beaumont, Geoff Butcher, and Ian Watterson; (ii) QCP, QSP and QCP-A entered into a Series A Convertible Redeemable PIK Preferred Stock Investment Agreement (the "Investment Agreement") by and among QCP, QSP, QCP-A, Behrman, SEF and Newco; (iii) Newco entered into an Agreement and Plan of Merger and Share Exchange (the "Merger Agreement") by and among Newco, Parallel Acquisition, Inc. ("Merger Sub"), the Company, Behrman and SEF; and (iv) Newco entered into a Stock Purchase Agreement (the "Protek Stock Purchase Agreement") by and among Newco, Protek, Paul A. Beaumont, Geoff Butcher, Ian Watterson, Michael White, Michael Kersten and Barbara Krystyna Kalinowsk. Pursuant to the Transaction Support Agreement, subject to certain conditions, including satisfaction of the conditions to closing contained in the Investment Agreement, Merger Agreement and Protek Stock Purchase Agreement, the transactions contemplated by the Investment Agreement, Merger Agreement and Protek Stock Purchase Agreement will be effected substantially concurrently such that (a) under the Investment Agreement, QCP, QSP, QCP-A, Behrman and SEF will invest $30,000,000 in Newco in exchange for 300,000 shares of Series A Preferred Stock, par value $0.01 per share, of Newco; (b) under the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Newco (the "Merger"); and (c) under the Protek Stock Purchase Agreement, Newco will acquire all of the issued and outstanding capital stock of Protek. As a result of the Merger, each issued and outstanding share of Daleen Common Stock will be automatically converted into the right to receive $0.0384 in cash and each share of Daleen Preferred Stock (as hereinafter defined) outstanding at the effective time of the Merger will be automatically converted into the right to receive (i) cash per share equal to the result obtained by dividing (x) the result obtained by subtracting from $4,600,000 the sum of all amounts to be paid in respect of Daleen Common Stock, by (y) the aggregate number of shares of Daleen Preferred Stock held by record holders, and (ii) a number of fully paid and nonassessable shares of common stock of Newco equal to the result obtained by dividing (x) the excess of $34.28 over the per share amount resulting from the calculation in clause (i) immediately preceding, by (y) $25.00.

          All outstanding stock options granted under Company employee and director stock plans (each, a "Daleen Option"), shall, to the extent not exercised prior to the date upon which the transactions contemplated by the Merger Agreement are consummated (the "Closing Date"), be terminated. The Company has amended the terms of each grant of Daleen Options to provide that vesting and exercise of each such Daleen Option shall accelerate effective as of the Closing Date, and that, unless exercised by written notice of exercise delivered prior to the Closing Date, such Daleen Option shall be terminated immediately prior to the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time") without further action of the Company or the holder thereof.

          As of the Effective Time, by virtue of the Merger and the consents set forth in the Voting Agreements, the Company or the holders thereof, all outstanding warrants of the Company shall be terminated and cancelled.

          Pursuant to the Voting Agreements, each of the Stockholders has agreed to be present and vote, and has granted to Michael Huber an irrevocable proxy to vote, all of the Daleen Common Stock and Series F Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Daleen Preferred Stock"), beneficially owned by such Stockholder, together with any shares of Daleen Common Stock and Daleen Preferred Stock acquired after the date of the Voting Agreements, whether upon exercise of any option, warrant or right to acquire shares of capital stock of the Company or through any stock dividend or stock split (collectively, the "Voting Shares"), at any annual or special meeting of stockholders of the Company where any such proposal is submitted, and in connection with any written consent of stockholders (including, without limitation, any vote or consent of any class or series of stockholders to which such Stockholder belongs), (a) in favor of the Merger Agreement, the merger contemplated thereby, and each of the other transactions and waivers contemplated by the Voting Agreements and the Merger Agreement and (b) against
(i) approval of any proposal made in opposition to or in competition with the Merger or any other transaction contemplated in the Voting Agreements and the Merger Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of the Company or any of its subsidiaries, with or involving any party other than as contemplated by the Merger Agreement, (iii) any liquidation or winding up of the Company, (iv) any extraordinary dividend by the Company, (v) any amendment of the bylaws or certificate of incorporation of the Company and any change in the capital structure of the Company (in each case other than pursuant to the Voting Agreements and the Merger Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the Merger or any other transaction contemplated in the Voting Agreements and the Merger Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of the Company under the Merger Agreement which would materially and adversely affect QCP,

QSP, QCP-A, Newco or the Company or their respective abilities to consummate the Merger or any other transaction contemplated in the Voting Agreements and the Merger Agreement.

          In addition to the other covenants and agreements of the Stockholders provided for in the respective Voting Agreements, from the date of execution of the respective Voting Agreement until the first to occur of the Effective Time or the termination of the respective Voting Agreement, each of the Stockholders has agreed, generally, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Voting Shares, (b) grant any proxies or powers of attorney, deposit any Voting Shares into a voting trust or enter into a voting agreement with respect to any Voting Shares, (c) take any action that would cause any representation or warranty of Stockholder contained in the respective Voting Agreement to become untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under his or its respective Voting Agreement or
(d) commit or agree to take any of the foregoing actions.

          Each Voting Agreement will: (a) terminate automatically on the termination of the Merger Agreement in accordance with its terms and (b) be deemed satisfied in full and terminated upon the consummation of the Merger and the other transactions contemplated in the Voting Agreements and the Merger Agreement, provided, however, that the terms of foregoing paragraph will remain in effect for the time periods described therein (and until performance of any applicable obligations thereunder).

          The foregoing summary of the Transaction Support Agreement, Investment Agreement, Merger Agreement, Protek Stock Purchase Agreement and the Voting Agreements is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and are hereby incorporated herein in their entirety.

          The purpose of the Merger is for the Reporting Persons to acquire control of the Company. Upon consummation of the Merger, the Company will become a controlled subsidiary of Newco, the shares of Daleen Common Stock will cease to be freely traded or listed, Daleen Common Stock will be de-registered under the Securities Act of 1933, as amended, and the Reporting Persons will control the board of directors of Newco and will make such other changes in the charter, bylaws, capitalization, management and business of the Company as may be appropriate in their judgment.

          Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          The information contained in Item 3 and Item 4 and Rows (11) through
(13) of the cover pages of this Amendment No.1 are incorporated herein by reference.

(a)-(b) Prior to May 7, 2004, none of the Reporting Persons were beneficial owners (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Daleen Common

Stock. Upon execution of the Voting Agreements, the Reporting Persons may be deemed to have acquired sole voting power (for the sole purposes described in the Voting Agreements) with respect to, and to that extent only, beneficial ownership of, shares of Daleen Common Stock beneficially owned by each of the Stockholders. Based on representations made by the Stockholders in their respective Voting Agreements, the Stockholders subject to the Voting Agreements beneficially own, and therefore the Reporting Persons may be deemed to beneficially own, 74,390,606 shares of Daleen Common Stock (including 381,331 shares of Daleen Preferred Stock on an as-converted-to Daleen Common Stock basis) constituting approximately 72.98% of the total issued and outstanding shares of Daleen Common Stock (based on 46,929,372 shares of Daleen Common Stock and 449,237 shares of Daleen Preferred Stock outstanding as of May 7, 2004, as represented by the Company in the Merger Agreement and giving effect to the conversion as of May 7, 2004 of all outstanding Daleen Preferred Stock).

          Except as disclosed in this Item 5, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in Item 2, beneficially owns any shares of Daleen Common Stock.

(c) None of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in Item 2, has effected any transaction in Daleen Common Stock during the past 60 days.

(d) To the best of the knowledge of the Reporting Persons, each Stockholder has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, the shares of Daleen Common Stock owned by such Stockholder and reported by this Amendment No. 1.

(e)       Not applicable.

          References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 5 are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and are hereby incorporated in their entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          An agreement among the Reporting Persons with respect to the filing of this Amendment No.1 is attached hereto as Exhibit 1. The Merger Agreement, the Investment Agreement, the Transaction Support Agreement and the Voting Agreements are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

1. Agreement among the Reporting Persons with respect to the filing of this Amendment No.1 filed herewith.

2. Transaction Support Agreement, dated as of May 7, 2004, by and among Quadrangle Capital Partners LP, Quadrangle Select Partners LP, a Delaware limited partnership, Quadrangle Capital Partners-A LP, Daleen Technologies, Inc., Daleen Holdings, Inc.,

     Behrman Capital II, L.P., a Delaware limited partnership, Strategic Entrepreneur Fund II, L.P., Protek Telecommunications Solutions Ltd., Paul
     A. Beaumont, Geoff Butcher, and Ian Watterson. (Incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q (File No. 0-27491) filed on May 17, 2004).

3. Agreement and Plan of Merger and Share Exchange, dated as of May 7, 2004, by and among Daleen Holdings, Inc., Parallel Acquisition, Inc., Daleen Technologies, Inc., Behrman Capital II, L.P., and Strategic Entrepreneur Fund II, L.P. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 0-27491) filed on May 17, 2004).

4. Series A Convertible Redeemable PIK Preferred Stock Investment Agreement, dated as of May 7, 2004, by and among Daleen Holdings, Inc., Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P. (Incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q (File No. 0-27491) filed on May 17, 2004).

5. Voting Agreement, dated as of May 7, 2004, by and among Behrman Capital II, L.P., and Strategic Entrepreneur Fund II, L.P., Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP (Incorporated by reference to Exhibit 5 to the Initial Schedule 13D filed on May 18, 2004).

6. Voting Agreement, dated as of May 7, 2004, by and among Harbourvest Partners VI - Direct Fund, L.P., and Harbourvest Partners V - Direct Fund, L.P., Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP (Incorporated by reference to Exhibit 6 to the Initial Schedule 13D filed on May 18, 2004).

7. Voting Agreement, dated as of May 7, 2004, by and among SAIC Venture Capital Corporation, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP (Incorporated by reference to Exhibit 7 to the Initial Schedule 13D filed on May 18, 2004).

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

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                             QUADRANGLE CAPITAL PARTNERS LP

                                             By: Quadrangle GP Investors LP,
                                                 its General Partner


                                             By: Quadrangle GP Investors LLC,
                                                 its General Partner


                                             By: /s/ Michael Huber
                                                 -------------------------------
                                                 Name:  Michael Huber
                                                 Title:  Managing Member


                                             QUADRANGLE SELECT PARTNERS LP

                                             By: Quadrangle GP Investors LP,
                                                 its General Partner


                                             By: Quadrangle GP Investors LLC,
                                                 its General Partner


                                             By: /s/ Michael Huber
                                                 -------------------------------
                                                 Name:  Michael Huber
                                                 Title:  Managing Member


                                             QUADRANGLE CAPITAL PARTNERS-A, LP

                                             By: Quadrangle GP Investors LP,
                                                 its General Partner


                                             By: Quadrangle GP Investors LLC,
                                                 its General Partner


                                             By: /s/ Michael Huber
                                                 -------------------------------
                                                 Name:  Michael Huber
                                                 Title:  Managing Member

                                             QUADRANGLE GP INVESTORS, LP

                                             By: Quadrangle GP Investors LLC,
                                                 its General Partner


                                             By: /s/ Michael Huber
                                                 -------------------------------
                                                 Name:  Michael Huber
                                                 Title:  Managing Member


                                             QUADRANGLE GP INVESTORS LLC

                                             By: /s/ Michael Huber
                                                 -------------------------------
                                                 Name:  Michael Huber
                                                 Title: Managing Member

Date:    May 17, 2004

                                  EXHIBIT INDEX

Exhibit No.

Exhibit 1  -   Agreement among the Reporting Persons with respect to the filing of this Amendment No. 1 filed herewith.

Exhibit 2 Transaction Support Agreement, dated as of May 7, 2004, by and among Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Daleen Technologies, Inc., Daleen Holdings, Inc., Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., Protek Telecommunications Solutions Ltd., Paul A. Beaumont, Geoff Butcher, and Ian Watterson. (Incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q (File No. 0-27491) filed on May 17,
               2004).

Exhibit 3 Agreement and Plan of Merger and Share Exchange, dated as of May 7, 2004, by and among Daleen Holdings, Inc., Parallel Acquisition, Inc., Daleen Technologies, Inc., Behrman Capital II, L.P., and Strategic Entrepreneur Fund II, L.P. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 0-27491) filed on May 17, 2004).

Exhibit 4 Series A Convertible Redeemable PIK Preferred Stock Investment Agreement, dated as of May 7, 2004, by and among Daleen Holdings, Inc., Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P. (Incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q (File No. 0-27491) filed on May 17, 2004).

Exhibit 5 Voting Agreement, dated as of May 7, 2004, by and among Behrman Capital II, L.P., and Strategic Entrepreneur Fund II, L.P., Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP (Incorporated by reference to Exhibit 5 to the Initial Schedule 13D filed on May 18, 2004).

Exhibit 6 Voting Agreement, dated as of May 7, 2004, by and among Harbourvest Partners VI - Direct Fund, L.P., and Harbourvest Partners V - Direct Fund, L.P., Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP (Incorporated by reference to Exhibit 6 to the Initial
               Schedule 13D filed on May 18, 2004).

Exhibit 7 Voting Agreement, dated as of May 7, 2004, by and among SAIC Venture Capital Corporation, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP (Incorporated by reference to Exhibit 7 to the Initial
               Schedule 13D filed on May 18, 2004).



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